# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PTL Limited, CIK 0002016337
CUSIP: G7377S119
Title of class of securities: Class A ordinary shares, with no par value
Address of issuer's principal executive offices: 21 Bukit Batok Crescent, #24-71, WCEGA Tower, Singapore, Singapore (U0), 658065
Date of event which requires filing of this statement: 09/10/2025
Filed by CIK 0002070283
Persons authorized to receive notices and communications: c/o Ying Ying Chow, 21 Bukit Batok Crescent, #24-71, WCEGA Tower, Singapore, Singapore (U0), 658065, 65 90573550

## Reporting persons
- Ying Ying Chow (CIK 0002070283): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 11,250,000; shared voting power 0; sole dispositive power 11,250,000; shared dispositive power 0; aggregate amount beneficially owned 11,250,000 (30.1% of the class)
  Comment: * Each of the Class A ordinary shares has one vote per share, while each of the Class B ordinary shares has fifty (50) votes per share. Based on the 26,237,500 class A ordinary shares and 11,250,000 class B ordinary shares of the Issuer reported in the Issuer's current report on Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") on May 28, 2025, June 17, 2025, and June 26, 2025, the 11,250,000 Class B Ordinary Shares beneficially owned by Ms. Ying Ying Chow represent approximately 95.54% of the total voting power of the Issuer's outstanding share capital.
  ** PTLE Limited owns 11,250,000 class B ordinary shares of PTL Limited (the "Issuer"), representing 30.10% of its total issued and outstanding shares. PTLE Limited is a company incorporated under the laws of the British Virgin Islands, and is wholly owned by Ms. Ying Ying Chow. Class A and Class B Ordinary Shares are treated as a single class for this calculation.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, with no par value
Name of issuer: PTL Limited
Address of issuer's principal executive offices: 21 Bukit Batok Crescent, #24-71, WCEGA Tower, Singapore, Singapore (U0), 658065

## Item 2. Identity and Background
Name of person filing: Ms. Ying Ying Chow (the "Reporting Person")
Residence or business address: C/O PTL Limited, 21 Bukit Batok Crescent, #24-71, WCEGA Tower, Singapore 658065.
Present principal occupation or employment: The Reporting Person is a Director and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Hong Kong citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 22, 2024, Mr. Tak Wing Ho, the then-sole-shareholder of PTLE Limited, transferred three shares of PTLE Limited to the Reporting Person for a total consideration of US$810,000, which was funded from the Reporting Person's personal funds.

On July 11, 2024, in preparation of its initial public offering, the Issuer effected a share split of its issued and outstanding ordinary shares at a ratio of 11,250,000 for one, resulting in PTLE Limited holding 11,250,000 ordinary shares of the Issuer immediately after the share split.

As previously disclosed in the Issuer's current reports on Form 6-K filed with the SEC on June 17, 2025, and June 26, 2025, on June 16, 2025, the shareholders of the Issuer approved amendments to its memorandum and articles of association to create a dual-class share structure (the "Share Redesignation"). Pursuant to the Share Redesignation: (i) the 11,250,000 ordinary shares of the Issuer held by PTLE Limited were re-designated as 11,250,000 Class B ordinary shares, each carrying fifty (50) votes per share and not convertible into Class A ordinary shares; (ii) all other issued and outstanding ordinary shares were re-designated as Class A ordinary shares, each carrying one (1) vote per share and not convertible into Class B ordinary shares; and (iii) the remaining authorized but unissued ordinary shares were re-classified into Class A ordinary shares and Class B ordinary shares.

On August 8, 2025, Mr. Ho transferred seven shares in PTLE Limited to the Reporting Person for total consideration of US $300,000, which was also funded from the Reporting Person's personal funds. As a result, the Reporting Person became the sole shareholder of PTLE Limited and, through PTLE Limited, is deemed to have sole voting and dispositive power over the 11,250,000 Class B ordinary shares of the Issuer held by PTLE Limited.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the securities of the Issuer as part of a corporate reorganization undertaken in preparation for the Issuer's initial public offering. The Reporting Person holds the Shares for investment purposes. The Reporting Person intends to continue actively participating in the Issuer's management and strategic direction. Except as set forth herein, the Reporting Person does not have any present plans or proposals that would result in any of the actions described in paragraphs (a) through (j) of Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to Items 11 and 13 of the Cover Page.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to Items 7-10 of the Cover Page.
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Share Purchase Agreement dated March 22, 2024, by and between Mr. Tak Wing Ho and Ms. Ying Ying Chow, under which Mr. Ho transferred an aggregate of 3 ordinary shares of PTLE Limited to Ying Ying Chow for US$810,000.
Exhibit B - Share Purchase Agreement dated August 8, 2025, by and between Mr. Tak Wing Ho and Ms. Ying Ying Chow, under which Mr. Ho transferred an aggregate of 7 ordinary shares of PTLE Limited to Ying Ying Chow for US$300,000.
Exhibit C - Joint Filing Agreement

## Signatures
- Ying Ying Chow: /s/ Ying Ying Chow, Ying Ying Chow/Director and Chief Executive Officer of PTL Limited (09/10/2025)